NNEWS RELEASE:

PARAMOUNT RESOURCES LTD. ANNUAL GENERAL MEETING OF  HAREHOLDERS  TO BE WEBCAST

Calgary, Alberta (May 10, 2010)  -  Paramount Resources Ltd. (TSX:POU) (“Paramount”) announces that the annual general meeting of its shareholders to be held in the Conference Center at Centrium Place, 332 – 6th Avenue S.W., Calgary, Alberta, at 10:30 a.m. (Calgary time) Wednesday, May 12, 2010, will be webcast.  To listen to the annual general meeting and view the presentation to be provided at the meeting, please go to the following internet address:

http://events.digitalmedia.telus.com/paramountres/051210/index.php

The link to the webcast is also available on Paramount’s website at www.paramountres.com.  The webcast will be available at the same internet address and on Paramount’s website for a period of time following the meeting.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer

J.H.T. (Jim) Riddell, President and Chief Operating Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888 – 3rd Street SW

Calgary, AB T2P 5C5

Phone:

(403) 290-3600

Fax:

(403) 262-7994